SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                   COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
                        CNPJ (Tax ID) 02.808.708/0001-07
                               NIRE 35.300.157.770

Minutes of the meeting of the Board of  Directors  of  Companhia  de Bebidas das
Américas - AMBEV ("Company"), on January 23rd, 2003,drawn up as a summary.

1.   Date,  time and venue of the meeting:  On January  23rd,  2003, at 5 PM São
     Paulo time, at the Company's headquarters, on Av. Maria Coelho Aguiar, 215, bloco F, 6th floor, City and State of São Paulo.

2.   Attendance: Majority of the Company's Board members.

3.   Deliberations:
a) Approve,  in  compliance  with  Article 25,  "u", of the  Company's  By-laws, article  30, § 1º,  "b",  Law #  6,404/76  and CVM  Instruction  # 10/80 and its
subsequent  amendments,  the use of proceeds  to buy back  shares  issued by the
Company  to  be  cancelled,  during  the  next  90  (ninety)  days,  limited  to
260,998,879  common shares and 1,877,176,843  preferred  shares,  corresponding, respectively, to 7.21% and 8.71% of each type of share in the market. Currently, there are 3,621,294,787 common shares and 21,550,876,509 preferred shares in the market.  The  resources to be used in the buyback  program will be provided from
AmBev's income reserves account of the  consolidated  balance sheet as of August
31, 2002, up to the amount of R$ 200,000,000.00  (two hundred million Reais), in accordance  with articles 7 and 12 of CVM  Instruction # 10/80.  The transaction will be carried out by one or more of the  following  brokers:  Deutsche  Bank -
Corretora de Valores S/A, located at Rua Alexandre Dumas,  2,200, 2nd floor, São
Paulo; Santander Brasil S/A CCVM, located at Rua Amador Bueno, 474-C, 3rd floor,
São Paulo;  Bradesco S/A CTVM,  located at Av.  Ipiranga,  282, 11th floor,  São
Paulo;  Itaú Corretora de Valores S/A, located at Rua Boa Vista, 185, 4th floor,
São Paulo;  Chase Fleming S/A CCVM, located at Av. Brigadeiro Faria Lima, 3,729,
11th - 15th  floors,  São  Paulo;  and  Merrill  Lynch SA CTVM,  located  at Av.
Paulista 37, 3rd floor São Paulo.

b) Authorize the issuance of put options linked to shares issued by the Company, in order to be  canceled,  in  compliance  with CVM  Instructions  # 290/98  and
291/98.  The  issuance  shall be carried out within the next 90  (ninety)  days, limited  to  181,064,739  common  shares  and  1,077,543,825  preferred  shares, corresponding,  respectively,  to 5.0% of each type of share currently traded in the market,  whose volumes are indicated in item "a" above.  The issuance of put options approved at this time must meet the following conditions: (i) the volume of put  options  issued  multiplied  by their  respective  strike  price and the aggregate  amount paid for the acquisition of shares according to item "a" above will not, as a whole,  surpass the amount  approved for this  program  stated in item "b"  above;  (ii) the  volume of put  options  issued  multiplied  by their respective strike price shall not exceed 30% of income and capital reserves,  as of the last  balance  sheet  available,  being  observed  the other  limits  and exceptions stated in article 2 of CVM Instruction # 290/98. For this purpose, if necessary, the amount of R$200 million,  mentioned in item "a", will be reduced;
(iii)  the  amount  of  shares  to be kept in  treasury  will  not  surpass  the equivalent to 10% of the float of each share class, in compliance with article 3 of CVM  Instruction  10/80,  modified by CVM Instruction  268/97.  The financial institutions that will intermediate the transaction referred herein shall be the brokers mentioned in item "a" above.

4.   Closing: Having no further issues to address, the minutes referring to this meeting have been drawn up, and later read and approved  unanimously by the
     Board  Members  and  signed by all.  Signatures:  MARCEL  HERRMANN  TELLES,
     VICTÓRIO  CARLOS DE MARCHI,  JORGE PAULO  LEMANN,  CARLOS  ALBERTO DA VEIGA
     SICUPIRA, JOSÉ HEITOR ATTÍLIO GRACIOSO e ROBERTO HERBSTER GUSMÃO.

                      Free Translation of Original Minutes
                         São Paulo, January 23rd, 2003.

                            Victório Carlos de Marchi
                      Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

         Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.